

March 15, 2013

Brian C. Witherow
Chief Financial Officer
Cedar Fair, L.P.
One Cedar Point Drive
Sandusky, OH 44870-5259

> **Re: Cedar Fair L.P.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed February 25, 2013**
> **Form 10-K for the year ended December 31, 2011**
> **Filed February 29, 2012**
> **File No. 001-09444**

Dear Mr. Witherow:

We have reviewed your response dated March 4, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, page 33

Inventories, page 33

1. We note your current disclosure indicates that inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) or average cost methods of accounting at the park level. However, your 2011 disclosure indicated that inventories are valued at the lower of first-in, first-out (FIFO) cost or market. Please tell us why the change to this disclosure was made.

Property and Equipment, page 33

2. With respect to the retirement of your Son of Beast ride in 2011, we note that you believe this retirement occurred in the normal course of business. However, based on the information you provided with your response letter, dated March 4, 2013, we believe this retirement should be considered unusual and the related loss of $8.8 million should be recognized in your financial statements. As indicated in your response, you adopted the composite method of depreciation for acquisitions because you typically could not estimate the true operating condition of an acquired park's assets, particularly the rides, the periodic maintenance that would be required to perpetuate each ride, or the overall ridership acceptability of the rides. According to Note 2 to our financial statements, you assigned a useful life of 18 years to rides, and you stated in your response that your ability to apply a single useful life to the group of acquired assets allowed you to contemplate the fact that some assets will have a shorter life and some will have a longer life than originally anticipated. You also asserted that once you had operated an acquired park for a period of time, you were better able to determine the best use of all of the park's rides and the land on which such rides reside. This appears consistent with one of the principal assumptions underlying the composite method of depreciation that assets within each composite pool on average have similar useful lives and characteristics and therefore gains or losses offset over time. The composite method of depreciation contemplates that a general retirement pattern will exist, and that unusual retirements are those that vary significantly from this general retirement pattern. In your specific circumstances, you stated that you expected almost all retirements or disposals would be considered normal, presumably because you expected to operate an acquired park for an extended period of time before determining the best use of all of the park's rides and the land on which such rides reside. However, in the case of your Son of Beast ride, you idled this ride less than three years after its acquisition. This appears to be one of the few times, if not the only time, that a ride has been idled (and subsequently retired) so early in its intended useful life. In addition, it is our understanding that (i) the circumstances associated with the retirement of this ride were fairly unique and (ii) such incidents are rare and/or infrequent. We believe your definition of "unusual" for purposes of applying the composite method to retirements or disposals is too narrow. In your response, you indicated your support for the notion that (i) the group or composite method tends to average out errors caused by over-or-under depreciation and (ii) periodic income is not distorted by gains or losses on disposals of assets. However, your idling of the Son of Beast ride less than three years into its 18-year estimated useful life is not merely a matter of over-or-under depreciation. It appears to be a matter of substantial economic consequence, which should be reflected in the determination of net income. Please revise your financial statements accordingly.

3. We note that you have changed your method of depreciation on assets previously depreciated as part of composite groups to the unit method of accounting, effective January 1, 2013, as you now consider such method to be preferable. We also note that you continue to believe that asset retirements out of composite groups in previous years are not unusual, and that having two different methods of depreciation, the composite method and the unit method,

was appropriate. Further, we note that, as part of the support for your treatment of the retirement of composite group assets as not unusual, you have cited SAB Topic 5B, which indicates in part that, if equipment is depreciated on the basis of group of composite accounts for fleets of like vehicles, gains (or losses) may be charged (or credited) to accumulated depreciation with the result that depreciation is adjusted over a period of years on an average basis. However, SAB Topic 5B goes on to state that such treatment would not be appropriate for an enterprise which replaces its fleet on an episodic rather than a continuing basis. While you have retired assets treated under the composite method on a continuing basis, you have not replaced them on a continuing basis within that composite pool of depreciable assets. In your response, you indicate that any construction or acquisition of a ride subsequent to park acquisition is accounted for under the unit method. Therefore, with respect to your depreciation method for assets within a composite pool of assets, there is no replacement at all, let alone replacement on a continual basis. As such, pursuant to the guidance in SAB Topic 5B, making an adjustment to accumulated depreciation on asset retirements in those circumstances is not appropriate. Accordingly, we believe you should revise your financial statements to restate your income statement(s) for the years presented in the 2012 Form 10-K to recognize any gains or losses on asset retirements from composite pools of assets, and provide a cumulative effect adjustment for all composite method asset retirements for which adjustments were made to accumulated depreciation in earlier periods.

Note 5 – Long-Term Debt, page 39

4. With respect to your 9.125% Senior Notes due 2018, it is unclear why you disclose that you determined the fair value of the Notes by reference to borrowing rates available to you as of the date of valuation for notes with similar terms and maturities. In this regard, even though you issued the Notes in a private placement in July of 2010, it appears you exchanged such notes for registered notes of an equal amount pursuant to a registration statement declared effective in May of 2011. Therefore, it appears the best evidence of the fair value of the Notes would be their trading price in the market (assuming an active market for the Notes has developed). Please clarify your disclosures.

5. On page 40, as well as in your discussion of liquidity and capital resources on page 24, you state that your 9.125% Senior Notes may be redeemed at any time prior to August 1, 2014 at a price equal to 100% of the principal amount of the notes redeemed plus a "make-whole" premium together with accrued and unpaid interest, if any, to the redemption date. However, during your year-end earnings conference call on February 19, 2013, you indicated that your 9.125% Senior Notes were not callable until August of 2014. Please tell us whether or not you can redeem the 9.125% Senior Notes prior to August of 2014, and make any necessary revisions to clarify your disclosures in this regard. Also, consider expanding the disclosure in your discussion of liquidity and capital resources to inform your investors of management's intentions with regard to redemption (or repurchase in the open market, if possible) of the 9.125% Senior Notes.

Item 9A. Disclosure Controls and Procedures, page 60

6. In the event you restate your financial statements, please reassess your internal control over financial reporting and disclosure controls and procedures to consider the impact of such restatement on the assessment of your internal control over financial reporting and disclosure controls and procedures at December 31, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements, related matters, or any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief